Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

June 10, 2002

02042082

SUPPL

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

SEC MAIL PROCESSING RECEIVED JUN 2 0 2002 WASH. D.C. 104 SEC

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL P

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

Johan VERHOEVEN

dlw 6/24

Board Meeting of March 29, 2002

The Board has examined the annual accounts to be presented to the General Assembly on May 31. It has also heard the Board of Commissioners about their rapport on the annual accounts.

Mr. Schouppe, the former CEO of SNCB, has made a presentation about the constitution of a new daughter company for SNCB that will regroup ABX Belgium and the different ABX affiliates abroad.

The new CEO Mr. Heinzmann, resigning, has installed the new Management Board in order to assure the proper functioning of SNCB.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 16/05/02

Raad van Bestuur en Directiecomité van de NMBS

De Raad van Bestuur van de NMBS kwam gisteren woensdag 15 mei samen onder het voorzitterschap van Alain Deneef.

Daar bestudeerde de Raad de jaarrekeningen van 2001 die aan de Algemene Vergadering zullen worden voorgelegd op 31 mei. Hierover werd ook het College van Commissarissen gehoord, dat vandaag 16 mei zijn rapport bij de Raad moet indienen.

De Raad kreeg eveneens een uiteenzetting van Etienne Schouppe over zijn plannen voor de oprichting van een filiaal dat de activiteiten van ABX België en de ABX-filialen in het buitenland moet groeperen.
De Raad heeft hiervoor de eerste juridische en administratieve stappen gezet.

Overigens heeft Christian Heinzmann, ontslagnemend Gedelegeerd Bestuurder, conform de procedure, vandaag 16 mei, het Directiecomité geïnstalleerd dat als college zetelt. Dit Directiecomité zal functioneren tot de nieuwe directeurs-generaal worden benoemd.
Het bestaat, naast mijnheer Heinzmann, uit de heren Verslype, Martens, Bourlard, Pardon en Raviart.

Dit Directiecomité nam ook alle nodige maatregelen om het dagelijks beheer van de maatschappij te verzekeren, zoals bepaald door de wet.
Daarom is bepaald dat wanneer mijnheer Heinzmann afwezig is, het Directiecomité zal worden voorgezeten door mijnheer Martens. In beide gevallen staat de heer Verslype in voor de gemeenschappelijke handtekening opgenomen in de wet.

Tenslotte heeft het Directiecomité ook beslist om op haar vergaderingen systematisch de voorzitter van de Raad van Bestuur uit te nodigen, tot het nieuwe Directiecomité is samengesteld.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 27-05-02

Conseil d'Administration et Comité de Direction de la SNCB

Le Conseil d'Administration de la SNCB s'est réuni ce mercredi 15 mai 2002 sous la présidence d'Alain Deneef.

Il a pris connaissance des comptes annuels 2001 qui seront soumis à l'Assemblée générale du 31 mai. Il a entendu à ce sujet le Collège des Commissaires dont il attend le rapport écrit pour ce 16 mai.

Le Conseil a également entendu l'exposé d'Etienne Schouppe sur ses plans de création d'une filiale regroupant les activités d'ABX Belgique et celles des filiales à l'étranger.
Il a pris les premières mesures juridiques et administratives à cet effet.

Par ailleurs, monsieur Christian Heinzmann, administrateur délégué démissionnaire a, comme le prévoyait la procédure, installé ce jeudi 16 mai le Comité de Direction siégeant en collège et qui fonctionnera jusqu'à la nomination des nouveaux directeurs généraux.
Il est composé, outre monsieur Heinzmann, de messieurs Verslype, Martens, Bourlard, Pardon et Raviart.

Le Comité de Direction ainsi formé a pris toutes mesures utiles afin d'assurer la gestion journalière telle que prévue par la loi.
Ainsi, il est prévu, en cas d'empêchement de monsieur Christian Heinzmann, que monsieur Antoine Martens préside le Comité de Direction. Dans tous les cas, monsieur Marcel Verslype exerce la signature conjointe prévue par la loi.

Enfin, le Comité de Direction a décidé d'inviter systématiquement à ses réunions le Président du Conseil d'Administration, jusqu'à ce que le nouveau comité de Direction soit mis en place.

Press releases from April until May 2002

Date: April 05, 2002

Summary: The 2001 annual report of the quality reviews with the domestic traveller demonstrates a light fall back of the overall customer satisfaction (6.84/10 versus 6.95/10). Strikes during October have probably triggered this. Notwithstanding this, the results are still better than the results attained during 1998 and 1999. The three most important problems that should be tackled according to the travellers are: punctuality (12.8%), cleanness (9.9%) and the frequency (6.3%).

The SNCB has developed or executed different projects to improve different aspects of the service:

- Additional monitors and loudspeakers have been installed to better inform passengers even it the smaller stations;
- Information on works in progress on the network have been integrated with the time tables that can be consulted on the internet;
- The new equipment put into service over the last years is very much appreciated by the passengers;
- The Board has decided to increase the frequency on a number of secondary lines;
- Train attendants have been briefed to give additional information over the speaker system available onboard of the trains;
- Measures have been taken on different levels to increase punctuality.

Date: April 10, 2002

Summary: The SNCB would like to react to an article that appeared in the newspaper "De Standaard". The article refers to an internal document that was presented to the Board to give a more general economically presentation of the annual results of SNCB as compared to the presentation given according to the accounting presentation. Total indebtedness increased as a result of higher investments during recent years in the improvement of the infrastructure and the construction of the high-speed network. For economic reasons, the internal document added the debt of the company HST-Fin to the debt of SNCB. The accounting treatment towards HST-Fin and the dividends paid out to HST-Fin are entirely conformal the law.

Date: May 02, 2002

Summary: The Management Board has taken notice via the press of the resignation by the new CEO of the company Mr. C. Heinzmann and are concerned about the effect this might have on the image of the company. They also formally deny that any intimidations or threats were made towards Mr. Heinzmann.

Date: May 03, 2002

Summary: The SNCB was surprised to take notice that a note had been send to the Government warning about an improper real estate transaction between SNCB and ABX (a daughter company of SNCB). The sale will happen at the commercial sales value of the property. The price cited in the article (€ 260 million) is miles away from the real value (€ 9 million). In accordance with a ministerial decision, the SNCB will integrate ABX Logistics into a new holding company. As part of this, SNCB will bring in a number of commercial properties and terrains. This will happen at market value and will happen under the supervision of the Ministry of Finance.

Date: May 12, 2002

Summary: The president of the Board, Mr. Deneef, wishes to stress that safety procedures on the network will not be affected during the transitional period of the Management Board as suggested in the media.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 05/04/02

Treinreiziger is kritische klant
NMBS speelt in op wensen klanten

Het jaarrapport 2001 over de kwaliteitsenquêtes bij de binnenlandse reiziger toont een lichte achteruitgang van de algemene tevredenheid (6,84/10) over de dienstverlening ten opzichte van 2000 (6,95/10). De resultaten van het laatste trimester hebben het algemene gemiddelde fel doen dalen, ongetwijfeld door de negatieve invloed van de oktoberstakingen op de tevredenheid van de cliënteel.

De jaarcijfers liggen overigens wel hoger dan die van 1998 en 1999 (respectievelijk 6,66 en 6,73/10). De enquêtes werden gedaan door het onafhankelijk onderzoeks-bureau IPSOS-INSIGHT; in vorige jaren nam de NMBS dit onderzoek zelf voor haar rekening.

	2001	2000	1999	1998
Algemene tevredenheid	**6.84**	**6.95**	**6.73**	**6.66**
Onthaal en dienstverlening in de stations	**6.82**	6.93	6.85	6.79
Comfort op de treinen	**6.79**	6.80	6.87	6.80
Netheid op de trein	**6.21**	6.22	6.32	6.37
Frequentie van de treinen	**6.48**	6.49	6.50	6.37
Stiptheid van de treinen	**6.08**	5.92	5.38	5.07
Informatie op de treinen	**6.52**	6.52	6.29	6.10
NMBS-personeel op de treinen	**7.43**	7.62	7.67	7.61
NMBS-personeel in de stations	**7.04**	7.16	7.11	7.04
Informatie in de stations	**7.00**	7.15	7.01	6.98
De prijs	**6.61**	6.83	6.64	6.68

De (jaarlijks) stijgende score voor de stiptheid verdient extra aandacht: 6,08/10 in 2001, 5,92/10 in 2000, 5,38/10 in 1999 en 5,07/10 in 1998. Toch blijft dit het laagst gequoteerde aspect. De opvallendste daler is de waardering voor de prijs van een treinrit: 6,6/10 in 2001 tegenover 6,8 in 2000.

Wat ook is blijven hangen zijn de opvallende resultaten van de 4de fase van 2001 (december), waarin de scores voor alle aspecten een grote significante stijging kennen in vergelijking met dezelfde fase in 2000. De algemene tevredenheid haalt in

december 2001 zelfs een score van 7,2/10.

In een open vraag kon iedere klant aangeven welke drie punten de NMBS volgens hem/haar in de eerste plaats zou moeten verbeteren. In 2001 bestond de top-3 van opgegeven items uit: de stiptheid (12,8%), de netheid (9,9%) en de frequentie (6,3%).

De enquête werd uitgevoerd bij 14 400 klanten in de treinen van zowel hoofdlijnen als secundaire lijnen.

De waardering die de klanten via deze enquêtes uiten zijn voor de NMBS een essentieel element om verbeteringen in haar dienstverlening op af te stemmen. Het feit dat die waardering per definitie subjectief is heeft zijn belang bij de analyse van de resultaten. Immers, dit toont aan dat de al dan niet legitieme inschatting van de klanten even belangrijk is als de inspanningen die de NMBS doet. Daarom moeten die optimaal worden gevaloriseerd.

Op verschillende gebieden worden projecten ontwikkeld en uitgevoerd:

- Bijna honderd beeldschermen voor informatie worden geplaatst of vernieuwd; hiervoor wordt € 10 miljoen geïnvesteerd.
- Alle kleine stations worden voor in totaal € 4 miljoen uitgerust met luidsprekers.
- Om de klanten nog beter te informeren werd een geheel nieuwe informatie-procedure uitgewerkt. Reizigers die de dienstregeling via Ari op de internetsite raadplegen, worden meteen ook verwittigd van werkzaamheden die op de gevraagde datum en lijn zullen plaatsvinden. Tijdens de maand maart bijvoorbeeld werden zo 28 500 surfers op de hoogte gebracht van werven op het net.
- De aanzienlijke investeringen van de afgelopen jaren in nieuw hoogcomfortabel treinmaterieel (de MS96-motorstellen, de I11-rijtuigen, de dieselmotorstellen MW41) werpen hun vruchten af. Die nieuwe treinen worden erg gesmaakt door de klanten, zeker nu de aanvankelijke problemen bij de indienstneming achter de rug zijn. De NMBS heeft er lessen uit getrokken: enerzijds wil ze verder gaan met die aankopen, anderzijds zal ze strenger optreden tegenover de constructeurs met betrekking tot de indienststelling van nieuw materieel.
- De Raad van Bestuur heeft op 29 maart ll. een programma goedgekeurd om het aantal treinen op vier verbindingen te verhogen: Mol-Hasselt, Brugge-Kortrijk, Charleroi-Couvin en Ciney-Aarlen.
- De treinbegeleiders worden steeds erg gewaardeerd door de klanten. De NMBS helpt die personeelsleden door de opleiding uit te breiden. Zo beschikken ze tegenwoordig over een handleiding waarin een aantal typeboodschappen staat vermeld die ze kunnen gebruiken om de reizigers te informeren in geval van treinvertraging.
- De stiptheid blijft de voornaamste bekommernis van de reizigers. Het is ook op dit vlak dat er prioritair wordt gewerkt op het terrein, m.n. door het personeel belast voor het vlotte verloop van het treinverkeer, het onderhoud van de sporen en van het treinmaterieel. Er werd een structuur op poten gezet om, zowel op regionaal als nationaal vlak, om de doeltreffendheid van besliste verbeteringsmaatregelen op te volgen.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 05/04/02

Les voyageurs sont exigeants, mais la SNCB s'attèle à leur donner satisfaction

Le rapport annuel 2001 des enquêtes menées auprès de la clientèle enregistre un léger recul du taux de satisfaction générale (6,84/10) en 2001 par rapport à l'année 2000 (6,95/10). Le dernier trimestre a sans aucun doute fait baisser la moyenne générale de l'année en raison notamment d'actions de grève menées en octobre, lesquelles auront dû peser sur l'appréciation de la clientèle.

Ces résultats globaux sont toutefois nettement supérieurs à ceux des années 1998 et 1999, à savoir 6,66 et 6,73/10. L'enquête a été menée par le bureau d'études indépendant IPSOS-INSIGHT, alors qu'elle a été réalisée, les années antérieures, par la SNCB elle-même.

	2001	*2000*	*1999*	*1998*
Satisfaction générale	**6,34**	**6,95**	**6,73**	**6,66**
Accueil et service dans les gares	6,82	6,93	6,85	6,79
Confort dans les trains	6,79	6,8	6,87	6,8
Propreté dans les trains	6,21	6,22	6,32	6,37
Fréquence des trains	6,48	6,49	6,5	6,37
Régularité des trains	6,08	5,92	5,38	5,07
Information dans les trains	6,52	6,52	6,29	6,1
Personnel SNCB dans les trains	7,43	7,62	7,67	7,61
Personnel SNCB dans les gares	7,04	7,16	7,11	7,04
Information dans les gares	7	7,15	7,01	6,98
Prix	6,61	6,83	6,64	6,68

En premier lieu, il faut épingler le score toujours en progression enregistré par la régularité : 6,08 en 2001, 5,92 en 2000, 5,38 en 1999 et 5,07 en 1998, même si c'est encore le point le moins bien coté.

La baisse la plus marquante a trait aux tarifs (6,61 en 2001 contre 6,83 en 2000).

La quatrième phase de l'enquête 2001 (qui a eu lieu en décembre) fait état, quant à elle, d'une progression significative de tous les aspects en comparaison avec la quatrième phase de l'année 2000. Le taux de satisfaction générale a atteint en décembre 2001 le score de 7,2/10.

Parmi les points qu'il faut améliorer prioritairement, la clientèle a établi le top-3 suivant : la régularité (12,8%), la propreté (9,9%) et la fréquence des trains (6,3%).

L'enquête a été réalisée auprès de 14.400 clients, tant sur les axes principaux que sur les lignes secondaires.

L'appréciation exprimée par les voyageurs constitue un élément essentiel permettant à la SNCB d'orienter les améliorations qu'elle doit apporter au service à la clientèle. Le fait que cette appréciation ait par définition un caractère subjectif a toute son importance dans l'analyse qui est faite des résultats de l'enquête, car cela démontre que la perception justifiée ou non que les clients ont du service est aussi importante que les efforts déployés par la SNCB. Il est donc essentiel de valoriser ceux-ci de manière optimale.

Ainsi dans plusieurs domaines, des projets sont développés et mis en oeuvre :

- Près d'une centaine d'installations de téléaffichage vont être mise en place ou renouvelées, pour un budget d'environ 10 millions € ;
- Toutes les gares de faible importance vont être équipées de haut-parleurs, nécessitant un investissement de 4 millions € ;
- Une toute nouvelle procédure d'information vient d'être mise en oeuvre pour informer mieux encore la clientèle. Les voyageurs qui consultent les horaires ARI sur le site Internet de la SNCB reçoivent désormais en même temps et l'information horaire et l'indication de l 'existence d'un chantier de travaux à une date déterminée et sur la ligne qu'ils comptent parcourir. Ainsi, plus de 28.500 internautes avaient pris connaissance pendant le mois de mars des travaux effectués sur le réseau;
- Les investissements conséquents qui ont été réalisés ces dernières années pour acheter du nouveau matériel de grand confort (les automotrices AM96, les voitures I11, les autorails diesels AR 41) s'avèrent maintenant payants. Ce nouveau matériel est en effet très apprécié par la clientèle même si au début de sa mise en service, des problèmes techniques ont été rencontrés, lesquels sont depuis tout à fait résolus. La SNCB en a tiré un double enseignement : celui qu'il est indispensable de poursuivre le programme d'achat de nouveau matériel et l'autre, d'être plus sévère à l'égard des constructeurs sur les conditions de mise en service du nouveau matériel ;
- Le Conseil d'administration a approuvé le 29 mars dernier un programme d'augmentation du nombre de trains à partir de décembre 2002 sur quatre relations ; Charleroi-Couvin, Mol-Hasselt, Ciney-Arlon et Bruges-Courtrai ;
- Les accompagnateurs de trains sont toujours très bien appréciés par la clientèle. La SNCB les aide en approfondissant leur formation. Notamment, ils disposent dès à présent d'un livret dans lequel figure une série de messages-type auxquels ils peuvent se référer pour informer la clientèle en cas de retards ;
- Si la régularité est la principale préoccupation des voyageurs, c'est aussi l'aspect prioritaire pour lequel des efforts permanents sont réalisés sur le terrain, de la part des agents affectés à la circulation des trains, l'entretien des voies ou l'entretien du matériel. Des organes ont été créés, tant au niveau régional que national, pour suivre en permanence la pertinence des nouvelles décisions d'amélioration qui sont prises.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 10/04/02

Reactie op artikel in De Standaard

Het document waar in het bewuste artikel naar wordt verwezen, is een intern document, opgemaakt als technische bijlage voor de leden van de Raad van Bestuur, om de rekeningen in hun economisch perspectief te plaatsen, ruimer dan boekhoudkundige implicaties ten gevolge van de waarderingsregels en de wettelijke verplichtingen opgenomen in de normale boekhoudwetgeving en de bijzondere wetten geldig voor de NMBS.

Deze operatie wordt in dit intern document omschreven als homogenisering. Zo wordt de economisch juiste interestlast ten gevolge van de financiële schuld naar voor gebracht door annulatie van de intercalaire interesten die in gevolge de vigerende wetgeving mogen geactiveerd worden. Zo komt de reëele kost van de schuld te voorschijn. De waardeverminderingen van de vlottende activa worden geannuleerd in het economisch dossier omdat deze niet onmiddellijk het gevolg zijn van de exploitatie van de moedermaatschappij. De onttrekking van het kapitaal wordt in zijn juiste economische context geplaatst door de wettelijke beschikkingen in hun juist economisch perspectief te zetten in verband met hun klassering in het lopend of uitzonderlijk resultaat.

De door het artikel aangehaalde “matige groei van de omzet” verdient toch meer aandacht en wordt volledig in een juist daglicht gesteld door de hiernavolgende analyse: de staatstussenkomsten voor de opdrachten van openbare dienst (transport en infrastructuurbeheer) stijgen met 2,7 % of met € 26,5 mio, het binnenlands reizigersverkeer stijgt met 4,4 % of met € 14,9 mio, het zakencijfer van het puur internationaal vervoer stijgt met 5,3 % of met € 8,2 mio, B-Cargo daalt met € 21,5 mio of met 6,2 % te wijten aan de economische conjunctuur, de andere activiteiten waaronder vooral het patrimoniumbeheer stijgen met 4,7 % of met € 7,9 mio. Dit zakencijfer wordt geattenueerd door een daling van het zakencijfer van ABX (België) omdat een aantal activiteiten overgenomen werden door ABX Logistics en dus niet meer opgenomen werden in de rekeningen van de NMBS als moedermaatschappij; de kosten zijn in dezelfde mate gedaald; het betreft hier € 18,5 mio. Er is dus in de reizigerssector een sterke groei aanwezig. De goederensector is veel meer aan conjunctuurschommelingen onderhevig.

De schuld vormt één van de problemen van de NMBS maar dit is niet nieuw en werd reeds meermaals aangekaart. Deze schuld vindt ten andere voor het grootste gedeelte zijn oorsprong in de investeringen voor spoorinfrastructuur. De alternatieve financieringsoperaties worden aangewend om de kost van deze schuld zo laag

mogelijk te houden. Die operaties houden voor het grootste gedeelte een herfinanciering van de schuld in. De niet in de balans opgenomen rechten en verplichtingen beantwoorden aan de vigerende wetgeving ter zake en verplichten om verbintenissen te vermelden die in feite reeds financieel ingedekt zijn en ten andere reeds in de balans opgenomen. De openstaande verbintenissen betreffen dekking tegen interest- en wisselkoersschommelingen.

De schuld loopt inderdaad op ingevolge de financiering van de hst door middel van de inbreng in het kapitaal van de NMBS van middelen door HST-FIN. De inbreng in het kapitaal van de NMBS voor de aanleg van de HST wordt vergoed door de NMBS via het betalen van een preferent dividend, dat HST-FIN in staat moet stellen zijn verplichtingen tegenover zijn schuldeisers te honoreren. Het artikel verwart deze vergoeding van de inbreng van het kapitaal met de uitvoering van het investeringsbudget. De vooruitgang van de werken op de werven wordt ten andere opgenomen in een driemaandelijks transparantierapport, opgesteld door de revisoren, die de kapitaalinbreng confronteert met de reële uitvoering. De vergoeding van het kapitaal betekent een reële verhoging van de schuld van de NMBS.

HST-FIN werd als financieringsvehikel opgericht bij wet in maart 1997 ter financiering van de hst-infrastructuur. De HST-FIN is een juridische entiteit onafhankelijk van de NMBS. De schuld die HST-FIN gemaakt heeft om de inbreng in het kapitaal van de NMBS te realiseren wordt uiteraard niet opgenomen in de geschriften van de NMBS als moedermaatschappij, maar wel in de geschriften van HST-FIN. In dit verband moet vermeld worden dat de Staat een inbreng van 8 x 1 mia BEF nog niet volstort heeft, waardoor de schuld verder aangegroeid is. De link tussen HST-FIN en de NMBS wordt geconcretiseerd door het preferent dividend te betalen door de NMBS. Het is daarom ook logisch de Raad van Bestuur in te lichten omtrent deze economische band en dit gebeurt in de rechtvaardiging van de verhoging van de schuld van de NMBS. Gans de opgezette constructie is totaal wettelijk en schaadt geenszins aan de transparantie op voorwaarde dat de juiste terminologie in de juiste context geplaatst wordt. Dit gebeurt in het economisch dossier ter toelichting aan de Raad van Bestuur.

In de periode 1997-2001 betaalde de NMBS deze dividenden aan HST-FIN, samen met de financiële kost ervan registreerde de NMBS € 0,8 mia. Dit bedrag wordt dus gefinancierd door de NMBS zelf, terwijl het in feite gaat over de constructie van spoorinfrastructuur die thuis hoort bij de tweede opdracht van openbare dienst en dus normaliter door de Staat zou moeten gefinancierd worden.

In de geconsolideerde rekeningen wordt HST-FIN opgenomen in het stelsel van de vermogensmutatie, hierdoor komt voor het jaar 2000: 1,7 mia BEF van het dividend ten gunste van de groep NMBS tegenover een reële betaling door de NMBS van 8,7 mia BEF.

Date : 10/04/2002

Réaction à un article du Standaard

Le document évoqué dans l'article du Standaard de ce 10/04, est un document interne, rédigé comme support technique à l'intention des membres du Conseil d'Administration leur permettant de situer les comptes annuels dans une perspective économique plus large que les seules implications comptables résultant des obligations légales et des règles d'évaluation reprises dans la législation comptable générale et dans les lois particulières en vigueur pour la SNCB.

Cette opération est décrite dans ce document interne comme une homogénéisation. La charge d'intérêts économiquement exacte résultant de la dette financière est ainsi présentée, par l'annulation des intérêts intercalaires qui peuvent être activés en fonction des lois en vigueur. Le coût réel de la dette apparaît alors. Les réductions de valeur des actifs circulants sont annulées dans le document économique parce que celles-ci ne sont pas immédiatement la conséquence de l'exploitation de la société-mère. La réduction du capital doit être placée dans son contexte économique exacte en mettant les dispositions légales dans leur juste perspective économique par rapport à leur classement dans les résultats courants ou exceptionnels.

« La croissance modérée du chiffre d'affaires » évoquée dans l'article doit davantage attirer l'attention et apparaît sous un jour correct sur base de l'analyse ci-dessous : les interventions de l'Etat pour les missions de service public (transport et gestion de l'infrastructure) augmentent de 2,7%, soit 26,5 millions €, le trafic voyageurs intérieur s'accroît de 4,4% et de 14,9 millions €, le chiffre d'affaires du trafic international pur augmente de 5,3% et de 8,2 millions €, B-Cargo diminue de 21,5 millions € ou de 6,2% à imputer à la conjoncture économique, les autres activités dont surtout la branche relative à la gestion du patrimoine augmentent de 4,7% ou de 7,9 millions €. Ce chiffre d'affaires est atténué par une diminution du chiffre d'affaires d'ABX (Belgique) parce que un certain nombre d'activités ont été reprises par ABX Logistics et n'ont donc plus été reprises dans les comptes de la SNCB en tant que maison-mère. Les coûts ont baissé dans la même proportion. Il s'agit ici d'un montant de € 18,5 millions. Il y a donc une forte croissance dans le secteur voyageurs. Le secteur marchandises est beaucoup plus sujet aux fluctuations de la conjoncture.

La dette constitue un des problèmes de la SNCB mais ce n'est pas nouveau et cela a déjà été abordé à de nombreuses reprises. Cette dette trouve en grande partie son origine dans les investissements pour l'infrastructure ferroviaire. Les opérations de financement alternatif ont été utilisées pour maintenir le coût de cette dette aussi bas que possible. Ces opérations consistent en grande partie à refinancer la dette. Les droits et engagements non repris dans le bilan répondent à la législation en vigueur en la matière et imposent de mentionner des engagements qui sont en fait déjà couverts et d'autre part déjà repris dans le bilan. Les engagements ouverts concernent la couverture des fluctuations des intérêts et cours de change.

La dette augmente effectivement en conséquence du financement du TGV au moyen de l'apport dans le capital de la SNCB de moyens provenant de la Financière TGV. L'apport dans le capital de la SNCB pour la construction du TGV est rémunéré par la SNCB via le paiement à la Financière TGV d'un dividende privilégié permettant à celle-ci d'être en mesure de remplir ses obligations vis à vis de ses créanciers. L'article confond la rémunération de l'apport du capital avec l'exécution du budget d'investissement. L'avancement des travaux sur les chantiers figure également dans un rapport trimestriel précis, rédigé par les réviseurs, qui confronte l'apport de capital à l'exécution réelle. La rémunération du capital se traduit par une augmentation réelle de la dette de la SNCB.

La Financière TGV a été créée en vertu de la loi en mars 1997, comme instrument de financement et ce, dans le but de financer l'infrastructure TGV. La financière TGV est une entité juridique indépendante de la SNCB. La dette constituée par la financière TGV afin de réaliser l'apport dans le capital de la SNCB n'est d'ailleurs pas reprise dans les comptes de la SNCB comme société mère, mais apparaît bien dans les écritures propres de la Financière TGV. A ce sujet, il y a lieu de mentionner que l'Etat n'a pas encore versé une contribution de 8 x 1 mia BEF, ce qui augmente encore la dette. Le lien entre la Financière TGV et la SNCB est concrétisé par le dividende privilégié à payer par la SNCB. Il est donc également logique d'informer le Conseil d'Administration à propos de ce lien économique et cela est repris dans la justification de l'accroissement de la dette de la SNCB. La totalité de la construction est tout à fait légale et ne nuit en aucun cas à la transparence à condition que la terminologie exacte soit replacée dans le contexte exact. C'est le cas dans le dossier économique explicatif destiné au Conseil d'Administration.

Durant la période 1997-2001, la SNCB a payé ces dividendes à la Financière TGV. Avec les coûts financiers y afférents, la SNCB les a comptabilisés pour € 0,8 milliards. Ce montant a donc été financé par la SNCB elle-même alors qu'il s'agit en fait de la construction d'une infrastructure ferroviaire qui appartient à la deuxième mission de service public et aurait donc dû normalement être financée par l'Etat.

Dans les comptes consolidés, la Financière TGV a été reprise dans le système des mutations de patrimoine. Ceci entraîne pour l'année 2000 1,7 milliard BEF de dividende au profit du groupe SNCB contre un paiement réel par la SNCB de 8,7 milliards BEF.

mediabericht

Datum: 02/05/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

De leden van het Directiecomité hebben via de pers kennis genomen van het ontslag van de heer C. HEINZMANN als gedelegeerd bestuurder van de NMBS. Ze betreuren deze wending omdat ze de continuïteit en het imago van het bedrijf in gevaar brengt maar eerbiedigen zijn beslissing.

De leden van het Directiecomité ontkennen formeel de aantijgingen, blijkbaar vervat in de ontslagbrief van de heer HEINZMANN, als zouden er - vanuit de NMBS-top - intimidaties en bedreigingen te zijner opzichte zijn geuit.

De leden van het Directiecomité dringen erop aan dat in het belang van alle NMBS-klanten (reizigers- en goederenvervoer) en van de 42 000 medewerkers van de NMBS, de beheersorganen zo snel mogelijk gestabiliseerd worden.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 03-05-02

Les membres du Comité de Direction de la SNCB ont appris par la presse la démission de M. HEINZMANN, administrateur délégué de la SNCB. Ils regrettent celle-ci eu égard à la nécessité de la continuité de gestion de l'entreprise et de son bon fonctionnement ainsi que pour l'image de marque de la Société, mais respectent la décision de M. HEINZMANN.

Les membres du Comité de Direction tiennent toutefois à réfuter de la manière la plus ferme certaines allégations, qui semblent être contenues dans la lettre de démission de M. HEINZMANN, concernant notamment des pressions, des intimidations et des menaces qui viendraient du sommet de la SNCB.

Dans l'intérêt des clients voyageurs et marchandises de la SNCB et de ses 42 000 collaborateurs, les membres du Comité de Direction de la SNCB souhaitent que les organes de gestion et de direction de la Société soient constitués dans les plus brefs délais.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 03/05/02

Verkopen van eigendom aan ABX Logistics

De NMBS heeft met verwondering kennis genomen van het feit dat een nota de regering zou waarschuwen omtrent de prijs waartegen ABX eigendom van de NMBS zou kunnen verwerven, zoals ook te lezen was in een persartikel.

De waarde van de terreinen wordt in de boeken van de NMBS opgenomen tegen een gemiddelde eenheidsprijs van ca. 0,9 EUR per m^2. De overdracht geschiedt echter steeds tegen de commerciële waarde ervan. In het geval van het terrein op Klein-Eiland wordt die op basis van vergelijkbare verkopen op gelijkaardige sites geschat op zo'n 9 miljoen EUR. Dit bedrag ligt mijlenver van de 260 miljoen EUR die in het artikel wordt gesuggereerd, een bedrag dat totaal uit de lucht is gegrepen.

Overeenkomstig de beslissing van Ministerraad van 22 februari 2002 en van de Raad van Bestuur van de NMBS van 1 maart 2002, zal de NMBS het proces van de integratie van de divisie ABX Logistics België in de holding opstarten. Dit omvat onder meer het aspect van de waardering van de gebouwen en terreinen. Deze waardering zal gebeuren tegen de marktwaarde die door het Comité tot Aankoop van Onroerende Goederen van het Ministerie van Financiën zal geschat worden. Door dit verschil tussen de markt- en de boekwaarde zal de NMBS dus een uitzonderlijke winst realiseren.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 03/05/2002

Vente de propriété à ABX Logistics

La SNCB a pris connaissance avec étonnement de l'existence d'une note qui aurait averti le Gouvernement du prix auquel ABX pourrait acquérir une propriété de la SNCB, cette information ayant paru également dans un article de presse.

La valeur des terrains a été intégrée dans la comptabilité de la SNCB à un prix unitaire moyen d'environ 0,9 EUR par m². Le transfert d'un bien s'effectue cependant toujours à la valeur commerciale. Dans le cas du terrain situé à "Petite-Ile", celui-ci est estimé sur base de ventes comparables sur des sites équivalents, à environ 9 millions EUR. Ce montant se situe très loin en-dessous des 260 millions EUR mentionnés dans un article de presse, un montant qui tombe littéralement du ciel.

Conformément à la décision du Conseil des Ministres du 22 février 2002 et à la décision du Conseil d'Administration de la SNCB survenue le 1er mars 2002, la SNCB va commencer le processus d'intégration de la division ABX Logistics Belgium dans un holding. Cela inclut entre autres l'aspect de la valeur des bâtiments et des terrains. Cette valorisation sera calculée selon le taux du marché fixé par le Comité d'Acquisitions des Biens Immobiliers du Ministère des Finances. Par cette différence entre le taux du marché et la valeur telle qu'elle apparaît dans la comptabilité, la SNCB réalisera donc un bénéfice exceptionnel.

mediabericht

Datum: 12/05/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Vandaag werden via sommige media uitspraken gedaan over de veiligheid van het Belgische spoorwegnet tijdens deze overgangsfase voor het Directiecomité van de NMBS.

De Voorzitter van de Raad van Bestuur en de Directie van de NMBS bevestigen met klem dat alle veiligheidsprocedures op het terrein continue en strikt worden geëerbiedigd en dit onder het toezicht van het lid van het Directiecomité belast met de veiligheid van het spoornet, de heer A. MARTENS.

communiqué de presse

Date: 12/05/2002

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Certains médias se sont fait aujourd'hui l'écho de préoccupations concernant la sécurité du réseau ferroviaire belge pendant l'actuelle période de transition pour le Comité de Direction.

Le Président du Conseil d'Administration et la Direction de la SNCB tiennent à affirmer que toutes les procédures de sécurité sont rigoureusement appliquées et contrôlées sur le terrain sous l'autorité du membre du Comité de direction en charge de la sécurité sur le réseau, M. A. MARTENS.

CONSOLIDATED FINANCIAL STATEMENTS

STRATABOUND MINERALS CORP.

(Unaudited)

March 31, 2002

Stratabound Minerals Corp.

CONSOLIDATED BALANCE SHEETS

As at March 31		(Unaudited)
	2002	**2001**
	$	**$**
ASSETS		
Current		
Cash	**6,410**	102,602
Marketable securities	**200**	19,200
Accounts receivable	**10,767**	14,466
	17,377	136,268
Capital assets	***6,937***	*15,623*
Mineral properties *[note 2]*		
Canada	**2,753,284**	2,753,284
Mexico	**636,523**	1,832,188
	3,389,807	4,585,472
	3,414,121	4,737,363
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**49,366**	42,580
Due to shareholders	**52,821**	—
	102,187	42,580
Reclamation provision	**10,800**	10,800
	112,987	53,380
Shareholders' equity		
Share capital *[note 3]*	**7,406,911**	7,308,661
Share subscriptions	**—**	58,500
Deficit	**(4,105,777)**	(2,683,178)
	3,301,134	4,683,983
	3,414,121	4,737,363

Stratabound Minerals Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Three months ended March 31	(Unaudited)	
	2002	**2001**
	$	**$**
Revenues	134	869
Expenses		
Filing fees and investor communications	3,804	4,146
Professional fees	1,449	6,795
Rent	750	3,060
Office and other	494	17,454
Salaries and benefits	—	25,574
Depletion and amortization	1,580	1,570
	8,077	58,599
Net loss for the period	7,943	57,730
Deficit, beginning of period	4,097,834	2,625,448
Deficit, end of period	4,105,777	2,683,178
Basic loss per share	0.00	0.01
Fully diluted loss per share	0.00	0.01

Stratabound Minerals Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31	(Unaudited)	
	2002 $	2001 $
CASH PROVIDED BY (USED IN)		
Operating		
Net loss	(7,943)	(57,730)
Items not involving cash		
Depletion and amortization	1,580	1,570
Funds from operations	(6,363)	(56,160)
Net change in non-cash working capital	3,827	14,887
	(2,536)	(41,273)
Financing		
Share subscriptions received	—	58,500
Investing		
Mineral property recoveries – Mexico	4,048	—
Expenditures on mineral properties – Mexico	(678)	(23,622)
	3,370	(23,622)
Increase (decrease) in cash for the period	834	(6,395)
Cash, January 1	5,576	108,997
Cash, March 31	6,410	102,602

Stratabound Minerals Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 and 2001

1. FUTURE OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

These financial statements have been prepared on the going concern basis and do not include any adjustments that may be required should the Company be unable to continue as a going concern. The amounts shown as mineral properties costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of the cost of mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of properties.

2. MINERAL PROPERTIES

The Company has capitalized expenditures related to the Mexican mineral properties summarized as follows:

	Three months 2002 $	**Three months 2001 $**
Cost - Beginning of period	639,893	1,808,566
Acquisition costs	—	9,253
Claims taxes	678	1,373
Geological consulting	—	8,496
Salaries	—	4,500
Other	(4,048)	—
Cost - End of period	636,523	1,832,188

During the three-month periods ended March 31, 2002 and 2001, the Company did not incur any capital expenditures on its Canadian mineral properties.

March 31, 2002 and 2001

3. SHARE CAPITAL

Authorized

An unlimited number of common shares, without nominal or par value

Issued

	Number of Shares	Amount $
March 31, 2002	9,551,132	7,406,911

Stock options outstanding

	Number of Options	Exercise Price $	Expiry Date
	75,000	0.75	July 16, 2002
	247,000	0.55	Feb. 24, 2004
	40,000	0.55	Dec. 15, 2004
	35,000	0.60	July 26, 2005
	7,500	0.60	June 12, 2005
	200,000	0.50	April 17, 2006
Total	604,500		

Share purchase warrants outstanding

	Number of Warrants	Exercise Price $	Expiry Date
	440,050	0.60	Oct. 24, 2002
	196,500	0.60	June 28, 2003
Total	636,550		

Stratabound Minerals Corp.

NEWS RELEASE

24 May, 2002

Symbol: SB, CDNX
SBMLF, OTC Bulletin Board
SEC 12(g)3 Exemption No. 82-3284

Shares issued: 11,028,579

Stratabound Minerals Corp. has closed a private placement of 1,477,447 units at a price of $0.17 per unit, for proceeds of $251,166. Terms of the private placement were announced in the company's news release dated May 13, 2002.

Exploration will begin shortly on the newly acquired Marusia diamond exploration prospect. The ground is located in the Otish Mountains region of central Quebec, halfway between recent diamondiferous kimberlite discoveries by the Ashton/Soquem joint venture and the Beaver Lake diamondiferous kimberlite previously found by Ditem. The Marusia claims are situated ten kilometres north of a significant past-producing gold mine, and copper-nickel showings are present within ten kilometres of the new claims, some containing low but anomalous platinum-palladium values.

Mr. Frank Agar has resigned as a Director. The Company thanks Mr. Agar for his years of service. Mr. Peter McKenzie-Brown has joined the Board of Directors. Mr. McKenzie-Brown has extensive experience in the Canadian oil and gas industry, and has a variety of business interests, including land development.

Contact: Stan Stricker, P.Geol.
President

(403) 258-3630
info@stratabound.com